UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C/A

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

    Form C: Offering Statement
☐ Form C-U: Progress Update
☑ Form C/A: Amendment to Offering Statement
    ☐ Check box if Amendment is material and investors must reconfirm within five business days.
☐ Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Transizion Education Corporation

Legal status of issuer

    Form
    C-Corp

    Jurisdiction of Incorporation/Organization
    Delaware

    Date of organization
    September 24, 2015

Physical address of issuer
11 Schindler Drive South, Old Bridge, NJ 08857

Website of issuer
http://www.transizion.com

Name of intermediary through which the offering will be conducted
SI Securities, LLC

CIK number of intermediary
0001603038

SEC file number of intermediary
008-69440

CRD number, if applicable, of intermediary
170937

Amount of compensation to be paid to the intermediary, whether as a dollar amount or a percentage of the offering amount, or a good faith estimate if the exact amount is not available at the time of the filing, for conducting the offering, including the amount of referral and any other fees associated with the offering
7.5% of the amount raised

Any other direct or indirect interest in the issuer held by the intermediary, or any arrangement for the intermediary to acquire such an interest
SI Securities will receive equity compensation equal to 5% of the number of securities sold.

Type of security offered
SAFE

Target number of Securities to be offered
N/A

Price (or method for determining price)
Determined in conjunction with a broker-dealer.

Target offering amount
$25,000

Oversubscriptions accepted:
☑ Yes
☐ No

Oversubscriptions will be allocated:
☐ Pro-rata basis
☑ First-come, first-served basis
☐ Other:

Maximum offering amount (if different from target offering amount)
$1,070,000

Deadline to reach the target offering amount
November 25, 2022

NOTE: If the sum of the investment commitments does not equal or exceed the target offering amount at the offering deadline, no Securities will be sold in the offering, investment commitments will be cancelled and committed funds will be returned.

Current number of employees
4

	Most recent fiscal year-end	Prior fiscal year-end
Total Assets	$159,768	$200,018
Cash & Cash Equivalents	$159,768	$130,018
Accounts Receivable	$0	$70,000
Short-term Debt	$178,273	$30,452
Long-term Debt	$159,768	$200,018
Revenues/Sales	$328,904	$238,241
Cost of Goods Sold	0	0
Taxes Paid	0	0
Net Income (Loss)	($88,399)	($149,972)

The jurisdictions in which the issuer intends to offer the Securities:
Alabama, Alaska, Arizona, Arkansas, California, Colorado, Connecticut, Delaware, District Of Columbia, Florida, Georgia, Guam, Hawaii, Idaho, Illinois, Indiana, Iowa, Kansas, Kentucky, Louisiana, Maine, Maryland, Massachusetts, Michigan, Minnesota, Mississippi, Missouri, Montana, Nebraska, Nevada, New Hampshire, New Jersey, New Mexico, New York, North Carolina, North Dakota, Ohio, Oklahoma, Oregon, Pennsylvania, Puerto Rico, Rhode Island, South Carolina, South Dakota, Tennessee, Texas, Utah, Vermont, Virgin Islands, U.S., Virginia, Washington, West Virginia, Wisconsin, Wyoming, American Samoa, and Northern Mariana Islands

EXHIBITS
EXHIBIT A: Offering Memorandum
EXHIBIT B: Financials
EXHIBIT C: Investor Deck
EXHIBIT D: PDF of SI Website
EXHIBIT E: Video Transcript

EXHIBIT A
OFFERING MEMORANDUM PART II OF OFFERING STATEMENT
(EXHIBIT A TO FORM C/A)
August 30, 2022

Transizion Education Corporation



Up to $1,070,000 of SAFE's

Transizion Education Corporation, "Transizion" ("Endeavour", "Endeavour", the "Company", "we", "us", or "our"), is offering up to $1,070,000 worth of SAFE's of the Company via Regulation CF (the "Securities"). Purchasers of Securities are sometimes referred to herein as "Purchasers". The minimum target offering is $25,000 (the "Target Amount"). This Offering is being conducted on a best efforts basis and the Company must reach its Target Amount of $25,000 by November 25, 2022, (the "Grace Period Date"). The Company is making concurrent offerings under both Regulation CF (the "Offering") and Regulation D (the "Combined Offerings"). Unless the Company raises at least the Target Amount of $25,000 under the Regulation CF Offering and a total of $500,000 under the Combined Offerings (the "Closing Amount") by the Grace Period Date, no Securities will be sold in this Offering, investment commitments will be cancelled, and committed funds will be returned. Investors who completed the subscription process by November 11, 2022 (the "Campaign End Date") will be permitted to increase their subscription amount at any time on or before the Grace Period Date upon Company consent. For the avoidance of doubt, no initial subscriptions from new investors will be accepted after the Campaign End Date. The Company will accept oversubscriptions in excess of the Target Amount for the Offering up to $1,070,000 of SAFEs through Regulation CF, and up to $1,500,000 of SAFEs through the combined offering (the "Maximum Amount") on a first come, first served basis. If the Company reaches its Closing Amount prior to the Grace Period Date, the Company may conduct the first of multiple closings, provided that the Offering has been posted for 21 days and that investors who have committed funds will be provided notice five business days prior to the close. The minimum amount of Securities that can be purchased is $1,000 per Purchaser (which may be waived by the Company, in its sole and absolute discretion). The offer made hereby is subject to modification, prior sale and withdrawal at any time.

A crowdfunding investment involves risk. You should not invest any funds in this Offering unless you can afford to lose your entire investment.

In making an investment decision, investors must rely on their own examination of the issuer and the terms of the Offering, including the merits and risks involved. These Securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission (the "SEC") does not pass upon the merits of any Securities offered or the terms of the Offering, nor does it pass upon the accuracy or completeness of any Offering document or literature.

These Securities are offered under an exemption from registration; however, the SEC has not made an independent determination that these Securities are exempt from registration.

This disclosure document contains forward-looking statements and information relating to, among other things, the Company, its business plan and strategy, and its industry. These forward-looking statements are based on the beliefs of, assumptions made by, and information currently available to the Company's management. When used in this disclosure document and the Company Offering materials, the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions are intended to identify forward-looking statements. These statements reflect management's current views with respect to

future events and are subject to risks and uncertainties that could cause the Company's action results to differ materially from those contained in the forward-looking statements. Investors are cautioned not to place undue reliance on these forward-looking statements to reflect events or circumstances after such statements or to reflect the occurrence of unanticipated events.

The Company has certified that all of the following statements are TRUE for the Company in connection with this Offering:

(1) Is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia;
(2) Is not subject to the requirement to file reports pursuant to section 13 or section 15(d) of the Securities Exchange Act of 1934 (the "Exchange Act") (15 U.S.C. 78m or 78o(d));
(3) Is not an investment company, as defined in section 3 of the Investment Company Act of 1940 (15 U.S.C. 80a-3), or excluded from the definition of investment company by section 3(b) or section 3(c) of that Act (15 U.S.C. 80a-3(b) or 80a-3(c));
(4) Is not ineligible to offer or sell securities in reliance on section 4(a)(6) of the Securities Act of 1933 (the "1933 Act") (15 U.S.C. 77d(a)(6)) as a result of a disqualification as specified in § 227.503(a);
(5) Has filed with the SEC and provided to investors, to the extent required, any ongoing annual reports required by law during the two years immediately preceding the filing of this Form C; and
(6) Has a specific business plan, which is not to engage in a merger or acquisition with an unidentified company or companies.

Ongoing Reporting

The Company will file a report electronically with the SEC annually and post the report on its website no later than April 30, 2023.

Once posted, the annual report may be found on the Company's website at https://www.transizion.com/.

The Company must continue to comply with the ongoing reporting requirements until:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;
(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;
(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
(5) the Company liquidates or dissolves its business in accordance with state law.

Neither the Company nor any of its predecessors (if any) previously failed to comply with the ongoing reporting requirement of Regulation CF.

Updates

Updates on the status of this Offering may be found at: http://www.seedinvest.com/offerings

About this Form C

You should rely only on the information contained in this Form C. We have not authorized anyone to provide you with information different from that contained in this Form C. We are offering to sell, and seeking offers to buy, the Securities only in jurisdictions where offers and sales are permitted. You should assume that the information contained in this Form C is accurate only as of the date of this Form C, regardless of the time of delivery of this Form C or of any sale of Securities. Our business, financial condition, results of operations, and prospects may have changed since that date.

Statements contained herein as to the content of any agreements or other documents are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents. The Company will provide the opportunity to ask questions of and receive answers from the Company's management concerning terms and conditions of the Offering, the Company or any other relevant matters, and any additional reasonable information to any prospective Purchaser prior to the consummation of the sale of the Securities.

This Form C does not purport to contain all of the information that may be required to evaluate the Offering and any recipient of this Form C should conduct independent analysis. The statements of the Company contained herein are based on information believed to be reliable. No warranty can be made as to the accuracy of such information or that circumstances have not changed since the date of this Form C. The Company does not expect to update or otherwise revise this Form C or other materials supplied herewith. The delivery of this Form C at any time does not imply that the information contained herein is correct as of any time subsequent to the date of this Form C. This Form C is submitted in connection with the Offering described herein and may not be reproduced or used for any other purpose.

SUMMARY

The Business

The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C and the Exhibits hereto. Each prospective Purchaser is urged to read this Form C and the Exhibits hereto in their entirety.

Transizion Education Corporation ("the Company") is a Delaware C-Corp, incorporated on May 16, 2022.

The Company is located at 11 Schindler Drive South, Old Bridge, NJ 08857.

The Company's website is https://www.transizion.com

A description of our products as well as our services, process, and business plan can be found on the Company's profile page on the SI Securities, LLC ("SeedInvest") website under http://www.seedinvest.com/offerings and is attached as Exhibit C to the Form C of which this Offering Memorandum forms a part.

The Offering

Minimum amount of SAFE's being offered	$25,000
Maximum amount of SAFE's	$1,070,000 via Reg CF and up to $1,500,000 via Reg D
Purchase price per Security	Determined in conjunction with a broker-dealer: Not Applicable.
Minimum investment amount per investor	$1,000
Offering deadline	November 25, 2022
Use of proceeds	See the description of the use of proceeds on page 10 hereof.
Voting Rights	See the description of the voting rights on pages [], [], and [] hereof.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and its financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events, and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently more risky than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The balance sheet lending market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, re-initiate payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

Incumbent Players maintain broad market presence and economies of scale not accessible for smaller players such as Transizion. Further, existing companies that engage in the Education business or are within the EdTech space could introduce new or enhance existing products. If a larger, better funded company markets or creates a comparable product at a lower price point, Transizion may have to reduce prices to remain competitive or could be priced out of the market. This could negatively impact the company's growth.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

Investors that invest earlier in the Offering will be rewarded with a lower valuation. The base valuation cap is $7,000,000; however, investors that confirm their investment no later than October 4, 2022 (at 11:59 PM ET) will have a valuation cap of $5,000,000. Investors that confirm their investment after October 4, 2022 (at 11:59 PM ET) will have a valuation cap equal to the base of $7,000,000.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The EdTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Jason Patel and Dharik Patel. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $75,102 and an accumulated deficit of $250,148 as of December 31, 2021. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

On September 30, 2020, the Company entered into a Line of Credit agreement with The PNC Financial Services Group Inc. The credit facility size $25,000. The interest rate is 11.36%. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $25,260 and $15,446, respectively. The entire balance is classified as current

The Company entered into a Line of Credit agreement with TD Bank during fiscal year 2021. The credit facility size $25,000. The interest rate is 5.74%. The total outstanding balance as of December 31, 2021, was $25,000. The entire balance is classified as current..

The Company entered into a Line of Credit agreement with M&T Bank during fiscal year 2021. The credit facility size $50,000. The interest rate is 6.25% per annum. The total outstanding balance as of December 31, 2021, was $49,731. The entire balance is classified as current.

The Company entered into a Line of Credit agreement with BlueVine during fiscal year 2021. The credit facility size $15,000. The interest rate is 5.75% per annum. The total outstanding balance as of December 31, 2021, was $4,961. The entire balance is classified as current

The Company entered into a Line of Credit agreement with Headway Capital during fiscal year 2021. The credit facility size is $33,000. The interest rate is 4.17% per month. The total outstanding balance as of December 31, 2021, was $843. The entire balance is classified as current.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2021 for total principal approximately $30,600. The issued SAFEs have a $4,000,000 valuation with a 90% discount.

The Company has not filed a Form D for its SAFE offering from 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, expand payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's SAFE is being offered without a discount. A discount sets a percentage reduction at which the SAFE may convert relative to the next qualified financing. If conversion based on the Valuation Cap of your SAFE does not offer a more favorable conversion price, your SAFE will convert at the same price as shares being sold to new investors in the next qualified financing, and you will not receive a beneficial conversion price for having invested earlier in the Company.

The company has engaged in Related Party Transactions in the form of a Loan. During 2022, the Company's CEO and the shareholder, Jason Patel lent $100,000 to the Company. There is not an agreement put in place. The loan bears no interest rate and has no defined maturity date. The founder has indicated that there are no expectations for payback in the form of cash or equity.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $100,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on June 3, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

Risks Related to the Securities

The SAFE will not be freely tradable until one year from the initial purchase date. Although the SAFE may be tradable under federal securities law, state securities regulations may apply and each Purchaser should consult with his or her attorney. You should be aware of the long-term nature of this investment. There is not now, and likely will not be, a public market for the SAFE. Because the SAFE have not been registered under the 1933 Act or under the securities laws of any state or non-United States jurisdiction, the SAFE have transfer restrictions under Rule 501 of Regulation CF. It is not currently contemplated that registration under the 1933 Act or other securities laws will be affected. Limitations on the transfer of the SAFE may also adversely affect the price that you might be able to obtain for the SAFE in a private sale. Purchasers should be aware of the long-term nature of their investment in the Company. Each Purchaser in this Offering will be required to represent that it is purchasing the Securities for its own account, for investment purposes, and not with a view to resale or distribute thereof.

We are selling SAFE that will convert into shares or result in payment in limited circumstances. These notes only convert or result in payment in limited circumstances. If the SAFE reach their maturity date, investors (by a decision of the SAFE holders holding a majority of the principal amount of the outstanding SAFE) will either (a) receive payment equal to the total of their purchase price plus outstanding accrued interest, or (b) convert the SAFE into shares of the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of Company's common stock. If there is a merger, buyout or other corporate transaction that occurs before a qualified equity financing, investors will receive a payment of the greater of their purchase price plus accrued unpaid interest or the amount of preferred shares they would have been able to purchase using the valuation cap. If there is a qualified equity financing (an initial public offering registered under the 1933 Act or a financing using preferred shares), the notes will convert into a yet-to-be-determined class of preferred stock. If the notes convert because they have reached their maturity date, the notes will convert based on a $7,000,000 valuation cap. If the notes convert due to a qualified equity financing, the notes will convert based on a $7,000,000 valuation cap. This means that investors would be rewarded for taking on early risk compared to later investors. Outside investors at the time of conversion, if any, might value the Company at an amount well below the $7,000,000 valuation cap, so you should not view the $7,000,000as being an indication of the Company's value.

We have not assessed the tax implications of using the SAFE. The SAFE is a type of debt security. As such, there has been inconsistent treatment under state and federal tax law as to whether securities like the SAFE can be considered a debt of the Company, or the issuance of equity. Investors should consult their tax advisers.

You may have limited rights. The Company may not have yet authorized preferred stock, and there is no way to know what voting rights those securities will have in the future. In addition, as an investor in the Regulation CF offering, you will be considered a Non-Major Investor (as defined below) under the terms of the notes offered, and therefore, you have more limited information rights.

BUSINESS

Description of the Business

Transizion is a knowledge platform that empowers young professionals to mentor the next generation of students.We are creating the world's leading walled garden of education tools & mentorship that is with you for every step of life. Transizion's platform, CollegeRize, is a one-stop platform for every student's academic and career needs. The CollegeRize platform features an online community, mentorship training academy, research database, matching algorithm, education literature, and a workflow tool that empowers mentors to provide better, faster, and cheaper mentoring.

Business Plan

Whereas regular college counselors make no use of technology and data, Transizion uses matching algorithms, data-driven insights, and automated communication tools to provide a better, faster, and more affordable experience for students.

Transizion's initial target market is high school students with the intent to expand to individual consumers (teachers, guidance counselors, parents), schools (administration, districts), companies (education, philanthropic).

Transizion uses technology and data-driven insights to provide affordable, world-class mentorship.

Litigation
None

USE OF PROCEEDS
We will adjust roles and tasks based on the net proceeds of the Offering. We plan to use these proceeds as described below.

Offering Expenses
The use of proceeds for expenses related to the Combined Offering is as follows:
- If the Company raises the Target Amount, it will use 47.50% of the proceeds, or $11,875, towards offering expenses;
- If the Company raises the Closing Amount, it will use $47,500, of the proceeds, or 9.5%, towards offering expenses; and
- If the Company raises the Maximum Amount, it will use $122,500 of the proceeds, or 8.17%, towards offering expenses.

The proceeds remaining after meeting offering expenses will be used as follows:

Use of Proceeds	% if Target Amount Raised	% if Closing Amount Raised	% if Maximum Amount Raised
Scaling Tech Team	35	35	35
Scaling B2B Team	30	30	30
Acquiring Supply (mentors)	15	15	15
Content Marketing	20	10	10
Paid SEM Ads	0	10	10

The above table of the anticipated use of proceeds is not binding on the Company and is merely a description of its current intentions.

We reserve the right to change the above use of proceeds if management believes it is in the best interests of the Company.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupations and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years
Jason Patel	CEO	Sales, hiring, operations
Dharik Patel	CTO	Building technology, infrastructure

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding Securities:

Type of security	Amount outstanding	Voting rights	Anti - Dilution Rights	How this security may limit, dilute, or qualify the Securities issues pursuant to this Offering	Percentage ownership of the Company by the holders of such securities prior to the Offering	Other material terms
SAFE	30,600	No	Yes (standard SAFE)	N/A	N/A	[N/A]

The Company has no current, outstanding debt agreements or long-term liabilities. The Company has short-term liabilities consisting of balances of accounts payable, credit cards, and factoring liabilities.

Ownership
A majority of the Company is owned by Jason Patel.

Below are the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Jason Patel	9,725,000	97%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit B.

Operations
Transizion Corporation was firstly formed as LLC on September 24, 2015, in the state of Delaware under the name Transizion LLC. On November 6, 2019, the company converted from LLC to a non-stock corporation and changed

the name to Transizion Corporation. On May 16, 2022, the company reincorporated as a stock corporation in the state of Delaware and changed the name to ransizion Education Corporation. The financial statements of Transizion Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Old Bridge, New Jersey.

Transizion is a knowledge platform that empowers young professionals to mentor the next generation of students.We are creating the world's leading walled garden of education tools & mentorship that is with you for every step of life. Transizion's platform, CollegeRize, is a one-stop platform for every student's academic and career needs. The CollegeRize platform features an online community, mentorship training academy, research database, matching algorithm, education literature, and a workflow tool that empowers mentors to provide better, faster, and cheaper mentoring.

Liquidity and Capital Resources
The proceeds from the Offering are essential to our operations. We plan to use the proceeds as set forth above under "Use of Proceeds", which is an indispensable element of our business strategy. The Offering proceeds will have a beneficial effect on our liquidity, as we have approximately $103,119 in cash on hand as of 7/30/2022 which will be augmented by the Offering proceeds and used to execute our business strategy.

The Company currently does not have any additional outside sources of capital other than the proceeds from the Combined Offerings.

Capital Expenditures and Other Obligations
The Company does not intend to make any material capital expenditures in the near future.

Trends and Uncertainties
After reviewing the above discussion of the steps the Company intends to take, potential Purchasers should consider whether achievement of each step within the estimated time frame is realistic in their judgment. Potential Purchasers should also assess the consequences to the Company of any delays in taking these steps and whether the Company will need additional financing to accomplish them.

The financial statements are an important part of this Form C and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit B.

Valuation
Before making an investment decision, you should carefully consider this valuation and the factors used to reach such valuation. Such valuation may not be accurate and you are encouraged to determine your own independent value of the Company prior to investing. The SAFE are being offered with a valuation cap of $5,000,000 for any Safe for which Investor's subscription was received no later than October 4, 2022 at 11:59pm ET and $7,000,000 for any Safe for which Investor's subscription was received after October 4, 2022 at 11:59pm ET., or the corresponding discounted valuation cap.

As discussed in "Dilution" below, the valuation will determine the amount by which the investor's stake is diluted immediately upon investment. An early-stage company typically sells its shares (or grants options over its shares) to its founders and early employees at a very low cash cost, because they are, in effect, putting their "sweat equity" into the Company. When the Company seeks cash investments from outside investors, like you, the new investors typically pay a much larger sum for their shares than the founders or earlier investors.

There are several ways to value a company. None of them is perfect and all of them involve a certain amount of guesswork. The same method can produce a different valuation if used by a different person.

Liquidation Value - The amount for which the assets of the Company can be sold, minus the liabilities owed, e.g., the assets of a bakery include the cake mixers, ingredients, baking tins, etc. The liabilities of a bakery include the cost of rent or mortgage on the bakery. However, Liquidation Value does not reflect the potential value of a business, e.g., the value of the secret recipe. The value for most startups lies in their potential, as many early stage companies do not have many assets.

Book Value - This is based on analysis of the Company's financial statements, usually looking at the Company's balance sheet as prepared by its accountants. However, the balance sheet only looks at costs (i.e., what was paid for the asset), and does not consider whether the asset has increased in value over time. In addition, some intangible assets, such as patents, trademarks, or trade names, may be very valuable but may not be represented at their market value on the balance sheet.

13

Earnings Approach - This is based on what the investor will pay (the present value) for what the investor expects to obtain in the future (the future return), taking into account inflation, the lost opportunity to participate in other investments, and the risk of not receiving the return. However, predictions of the future are uncertain and valuation of future returns is a best guess.

Different methods of valuation produce a different answer as to what your investment is worth. For example, liquidation value and book value may produce a lower valuation than the earnings approach, which may be based on assumptions about the future.

Future investors (including people seeking to acquire the Company) may value the Company differently. They may use a different valuation method, or different assumptions about the Company's business and its market. Different valuations may mean that the value assigned to your investment changes and may cause the value of the Company to decrease.

Previous Offerings of Securities
We have made the following issuances of securities within the last three years:

Previous Offering	Date of Previous Offering	Offering Exemption Relied Upon	Type of Securities Offered	Amount of Securities Sold	Use of Proceeds of the Previous Offering
SAFE's 1	2021	506(b)	SAFE	30,600	Funding continuing operations

THE OFFERING AND THE SECURITIES

The Securities Offered in this Offering

The following description is a brief summary of the material terms of the Securities being offered and is qualified in its entirety by the terms contained in the Crowd Notes.

The SAFE sold in this Offering will convert in the following circumstances:

- If a "corporate transaction" (such as the sale of the Company) occurs prior to a "qualified equity financing" (which is a preferred stock financing of at least $1,000,000.
- Once a "qualified equity financing" occurs, the notes thereafter will automatically convert into the shares of preferred stock sold in the qualified equity financing.
- If the maturity date is reached, the note holders will have the option, by decision of the majority outstanding note holders, to convert into the Company's most senior class of preferred stock, and if no preferred stock has been issued, then shares of the Company's common stock.

The price at which the SAFE sold in this Offering will convert will be:

- At a discount of 0% to the price in the qualified equity financing, subject to a $7,000,000 valuation cap, or the corresponding discounted valuation cap, if the conversion takes place after the qualified equity financing;
- If conversion takes place prior to a qualified equity financing due to a corporate transaction, the greater of the outstanding principal of the SAFE plus accrued unpaid interest, or the amount of stock the SAFE would convert into under the valuation cap; or
- If conversion takes place prior to a qualified equity financing because the maturity date has been reached, subject to a $7,000,000 valuation cap, or the corresponding discounted valuation cap.

Until the earlier of the qualified equity financing or the corporate transaction, the SAFE accrue an annual interest rate of 0%.

The securities into which the SAFE in this Offering will convert will have more limited voting and information rights than those to be issued to Major Investors on conversion.

Our Target Amount for this Offering to investors under Regulation Crowdfunding is $25,000.

Additionally, we have set a minimum Closing Amount of $500,000 between our Combined Offerings under Regulation Crowdfunding and Regulation D, which we will need to meet before the Offering may close.

The minimum investment in this Offering is $1,000. SeedInvest Auto Invest participants have a lower investment minimum in this offering of $200.

The SAFE Notes in the Regulation D offering convert under similar terms to the SAFE Notes in this offering. However, investors who invest $50,000 or greater will be considered "Major Investors" under the SAFE Note. All other investors will be considered "non-Major Investors." Major Investors will be entitled to greater information rights than Non-Major Investors in the Combined Offerings. In the future, Major Investors may also be entitled to greater voting rights than their non-major counterparts.

Securities Sold Pursuant to Regulation D
The Company is selling securities in a concurrent offering to accredited investors under Rule 506(c) under the 1933 Act at the same time as this Offering under Regulation Crowdfunding (together, the "Combined Offerings").

Dilution
Even once the SAFE converts into preferred or common equity securities, as applicable, the investor's stake in the Company could be diluted due to the Company issuing additional shares. In other words, when the Company issues more shares (or additional equity interests), the percentage of the Company that you own will go down, even though the value of the Company may go up. You will own a smaller piece of a larger company. This increase in the number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible bonds, preferred shares or warrants) into stock.

If a company decides to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if the company offers dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors mostly occurs when a company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings. An example of how this might occur is as follows (numbers are for illustrative purposes only):

- In June 2014 Jane invests $20,000 for shares that represent 2% of a company valued at $1 million.
- In December, the company is doing very well and sells $5 million in shares to venture capitalists on a valuation (before the new investment) of $10 million. Jane now owns only 1.3% of the company but her stake is worth $200,000.
- In June 2015 the company has run into serious problems and in order to stay afloat it raises $1 million at a valuation of only $2 million (the "down round"). Jane now owns only 0.89% of the company and her stake is worth only $26,660.

This type of dilution might also happen upon conversion of convertible notes into shares. Typically, the terms of convertible notes issued by early-stage companies provide that in the event of another round of financing, the holders of the convertible notes get to convert their notes into equity at a "discount" to the price paid by the new investors, i.e., they get more shares than the new investors would for the same price. Additionally, convertible notes may have a "price cap" on the conversion price, which effectively acts as a share price ceiling. Either way, the holders of the convertible notes get more shares for their money than new investors. In the event that the financing is a "down round" the holders of the convertible notes will dilute existing equity holders, and even more than the new investors do, because they get more shares for their money.

If you are making an investment expecting to own a certain percentage of the Company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the Company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

Tax Matters

EACH PROSPECTIVE PURCHASER SHOULD CONSULT WITH HIS OWN TAX AND ERISA ADVISOR AS TO THE PARTICULAR CONSEQUENCES TO THE PURCHASER OF THE PURCHASE, OWNERSHIP AND SALE OF THE PURCHASER'S SECURITIES, AS WELL AS POSSIBLE CHANGES IN THE TAX LAWS.

Restrictions on Transfer

Any Securities sold pursuant to Regulation CF being offered may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless such Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(a) of Regulation D promulgated under the 1933 Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.

In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

Other Material Terms

The Company does not have the right to repurchase the Securities. The Securities do not have a stated return or liquidation preference.

Related Person Transactions

From time to time the Company may engage in transactions with related persons. Related persons are defined as any manager, director, or officer of the Company; any person who is the beneficial owner of 10 percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons.

During 2022, the Company's CEO and the shareholder, Jason Patel lent $100,000 to the Company. There is not an agreement put in place. The loan bears no interest rate and has no defined maturity date.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its security holders: None.

OTHER INFORMATION

Bad Actor Disclosure

None.

SEEDINVEST INVESTMENT PROCESS

Making an Investment in the Company

How does investing work?

When you complete your investment on SeedInvest, your money will be transferred to an escrow account where an independent escrow agent will watch over your investment until it is accepted by the Company. Once the Company accepts your investment, and certain regulatory procedures are completed, your money will be transferred from the escrow account to the Company in exchange for your SAFE. At that point, you will be an investor in the Company.

SeedInvest Regulation CF rules regarding the investment process:
- Investors may cancel an investment commitment until 48 hours prior to the deadline identified in the issuer's Offering materials;
- The intermediary will notify investors when the target offering amount has been met;

- The Company is making concurrent offerings under both Regulation CF and Regulation D and unless the Company raises at least the target amount under the Regulation CF Offering and the closing amount under both offerings, it will not close this Offering;
- If an issuer reaches a target offering amount and the closing amount prior to the deadline identified in its offering materials, it may close the Offering early if it provides notice about the new Offering deadline at least five business days prior to such new Offering deadline;
- If there is a material change and an investor does not reconfirm his or her investment commitment, the investor's investment commitment will be cancelled and the committed funds will be returned;
- If an issuer does not reach both the target offering amount and the closing offering amount prior to the deadline identified in its offering materials, no Securities will be sold in the Offering, investment commitments will be cancelled and committed funds will be returned; and
- If an investor does not cancel an investment commitment before the 48-hour period prior to the Offering deadline, the funds will be released to the issuer upon closing of the Offering and the investor will receive Securities in exchange for his or her investment.

What will I need to complete my investment?
To make an investment you will need the following information readily available:
1. Personal information such as your current address and phone number
2. Employment and employer information
3. Net worth and income information
4. Social Security Number or government-issued identification
5. ABA bank routing number and checking account number

What is the difference between preferred equity and a convertible note?
Preferred equity is usually issued to outside investors and carries rights and conditions that are different from that of common stock. For example, preferred equity may include rights that prevent or minimize the effects of dilution or grants special privileges in situations when the Company is sold.

A convertible note is a unique form of debt that converts into equity, usually in conjunction with a future financing round. The investor effectively loans money to the Company with the expectation that they will receive equity in the Company in the future at a discounted price per share when the Company raises its next round of financing. To learn more about startup investment types, check out "How to Choose a Startup Investment" in the SeedInvest Academy.

How much can I invest?
An investor is limited in the amount that he or she may invest in a Regulation Crowdfunding Offering during any 12-month period:
- If either the annual income or the net worth of the investor is less than $107,000, the investor is limited to the greater of $2,200 or 5% of the greater of his or her annual income or net worth.
- If the annual income and net worth of the investor are both equal to or greater than $107,000, the investor is limited to 10% of the greater of his or her annual income or net worth, to a maximum of $107,000. Separately, the Company has set a minimum investment amount.

How can I (or the Company) cancel my investment?
For Offerings made under Regulation Crowdfunding, you may cancel your investment at any time up to 48 hours before a closing occurs or an earlier date set by the Company. You will be sent a reminder notification approximately five days before the closing or set date giving you an opportunity to cancel your investment if you had not already done so. Once a closing occurs, and if you have not cancelled your investment, you will receive an email notifying you that your Securities have been issued. If you have already funded your investment, let SeedInvest know by emailing cancellations@seedinvest.com. Please include your name, the Company's name, the amount, the investment number, and the date you made your investment.

After My Investment

What is my ongoing relationship with the Company?
You are an investor in the Company, you do own securities after all! But more importantly, companies that have raised money via Regulation Crowdfunding must file information with the SEC and post it on their website on an annual basis. Receiving regular company updates is important to keep investors educated and informed about the progress of the Company and their investments. This annual report includes information similar to the Company's initial Form C filing and key information that a company will want to share with its investors to foster a dynamic and healthy relationship.

In certain circumstances a company may terminate its ongoing reporting requirements if:

(1) the Company is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;

(2) the Company has filed at least three annual reports pursuant to Regulation CF and has total assets that do not exceed $10,000,000;

(3) the Company has filed at least one annual report pursuant to Regulation CF and has fewer than 300 holders of record;

(4) the Company or another party repurchases all of the Securities issued in reliance on Section 4(a)(6) of the 1933 Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or

(5) the Company liquidates or dissolves its business in accordance with state law.

However, regardless of whether a company has terminated its ongoing reporting requirements per SEC rules, SeedInvest works with all companies on its platform to ensure that investors are provided quarterly updates. These quarterly reports will include information such as: (i) quarterly net sales, (ii) quarterly change in cash and cash on hand, (iii) material updates on the business, (iv) fundraising updates (any plans for next round, current round status, etc.), and (v) any notable press and news.

How do I keep track of this investment?
You can return to SeedInvest at any time to view your portfolio of investment and obtain a summary statement. In addition to account statements, you may also receive periodic updates from the Company about its business.

Can I get rid of my Securities after buying them?
Securities purchased through a Regulation Crowdfunding Offering are not freely transferable for one year after the date of purchase, except in the case where they are transferred:

1. To the Company that sold the Securities
2. To an accredited investor
3. As part of an Offering registered with the SEC (think IPO)
4. To a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser, or in connection with the death or divorce of the purchaser

Regardless, after the one year holding period has expired, you should not plan on being able to readily transfer and/or sell your security. Currently, there is no market or liquidity for these Securities and the Company does not have any plans to list these Securities on an exchange or other secondary market. At some point the Company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs.

SIGNATURE

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

_____
(Signature)

Jason Patel_____
(Name)

CEO_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

_____
(Signature)

Jason Patel_____
(Name)

CEO_____
(Title)

8/24/22_____
(Date)

Instructions.

1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.

2.   The name of each person signing the form shall be typed or printed beneath the signature.

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT B
Financials

TRANSIZION CORPORATION

FINANCIAL STATEMENTS
YEAR ENDED DECEMBER 31, 2021 AND 2020
(Unaudited)

INDEX TO FINANCIAL STATEMENTS

(UNAUDITED)

INDEPENDENT ACCOUNTANT'S REVIEW REPORT

To the Board of Directors
Transizion Corporation
Old Bridge, New Jersey

We have reviewed the accompanying financial statements of Transizion Corporation (the "Company,"), which comprise the balance sheet as of December 31, 2021 and December 31, 2020, and the related statement of operations, statement of shareholders' equity (deficit), and cash flows for the year ending December 31, 2021 and December 31, 2020, and the related notes to the financial statements. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Accountant's Responsibility

Our responsibility is to conduct the review in accordance with Statements on Standards for Accounting and Review Services promulgated by the Accounting and Review Services Committee of the AICPA. Those standards require us to perform procedures to obtain limited assurance as a basis for reporting whether we are aware of any material modifications that should be made to the financial statements for them to be in accordance with accounting principles generally accepted in the United States of America. We believe that the results of our procedures provide a reasonable basis for our conclusion.

Accountant's Conclusion

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Going Concern

As discussed in Note 9, certain conditions indicate that the Company may be unable to continue as a going concern. The accompanying financial statements do not include any adjustments that might be necessary should the Company be unable to continue as a going concern.

SetApart FS

June 10, 2022
Los Angeles, California

TRANSIZION CORPORATION

BALANCE SHEET

(UNAUDITED)

As of December 31,		2021		2020
(USD $ in Dollars)				
ASSETS				
Current Assets:				
Cash & Cash Equivalents	$	159,768	$	130,018
Accounts receivable		-		70,000
Total Current Assets		**159,768**		**200,018**
Total Assets	**$**	**159,768**	**$**	**200,018**
LIABILITIES AND STOCKHOLDERS' EQUITY				
Current Liabilities:				
Credit Cards	$	41,877	$	15,006
Line of Credit		105,797		15,446
Total Current Liabilities		**147,673**		**30,452**
Simple Agreement for Future Equity (SAFEs)		30,600		-
Total Liabilities		**178,273**		**30,452**
STOCKHOLDERS EQUITY				
Capital contribution		231,642		331,314
Retained Earnings/(Accumulated Deficit)		(250,148)		(161,749)
Total Stockholders' Equity		**(18,506)**		**169,566**
Total Liabilities and Stockholders' Equity	**$**	**159,768**	**$**	**200,018**

See accompanying notes to financial statements.

TRANSIZION CORPORATION
STATEMENTS OF OPERATIONS
(UNAUDITED)

For Fiscal Year Ended December 31,	2021	2020
(USD $ in Dollars)		
Net Revenue	$ 328,904	$ 238,241
Cost of Goods Sold	-	-
Gross profit	328,904	238,241
Operating expenses		
General and Administrative	400,126	384,255
Sales and Marketing	3,880	389
Total operating expenses	404,006	384,643
Operating Income/(Loss)	(75,102)	(146,403)
Interest Expense	13,297	3,570
Other Loss/(Income)	-	-
Income/(Loss) before provision for income taxes	(88,399)	(149,972)
Provision/(Benefit) for income taxes	-	-
Net Income/(Net Loss)	**$ (88,399)**	**$ (149,972)**

See accompanying notes to financial statements.

TRANSIZION CORPORATION

STATEMENTS OF CHANGES IN STOCKHOLDERS' EQUITY

(UNAUDITED)

(in , $US)	Capital contribution		Retained earnings/ (Accumulated Deficit)		Total Shareholder Equity	
Balance—December 31, 2019	$	11,776	$	(11,776)	$	0
Capital contribution		319,538				319,538
Net income/(loss)				(149,972)		(149,972)
Balance—December 31, 2020		331,314	$	(161,749)	$	169,566
Capital distribution		(149,028)				(149,028)
Capital contribution		49,355				49,355
Net income/(loss)				(88,399)		(88,399)
Balance—December 31, 2021	$	231,642	$	(250,148)	$	(18,506)

TRANSIZION CORPORATION
STATEMENTS OF CASH FLOWS
(UNAUDITED)

For Fiscal Year Ended December 31,		2021		2020
(USD $ in Dollars)				
CASH FLOW FROM OPERATING ACTIVITIES				
Net income/(loss)	$	(88,399)	$	(149,972)
Changes in operating assets and liabilities:				
Acccounts receivable, net		70,000		(70,000)
Credit Cards		26,871		15,006
Net cash provided/(used) by operating activities		**8,472**		**(204,967)**
CASH FLOW FROM INVESTING ACTIVITIES				
Purchases of Property and Equipment		-		-
Net cash provided/(used) in investing activities		-		-
CASH FLOW FROM FINANCING ACTIVITIES				
Capital Contribution		49,355		319,538
Capital distribution		(149,028)		
Line of Credit		90,350		15,446
Borrowing on SAFEs		30,600		-
Net cash provided/(used) by financing activities		**21,278**		**334,984**
Change in Cash		29,750		130,018
Cash—beginning of year		130,018		-
Cash—end of year	$	**159,768**	$	**130,018**
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION				
Cash paid during the year for interest	$	13,297	$	3,570
Cash paid during the year for income taxes	$	-	$	-
OTHER NONCASH INVESTING AND FINANCING ACTIVITIES AND SUPPLEMENTAL DISCLOSURES				
Purchase of property and equipment not yet paid for	$	-	$	-
Issuance of equity in return for note		-		
Issuance of equity in return for accrued payroll and other liabilities				

See accompanying notes to financial statements.

1.   NATURE OF OPERATIONS

Transizion Corporation was firstly formed as LLC on September 24, 2015, in the state of Delaware under the name Transizion LLC. On November 6, 2019, the company converted from LLC to a non-stock corporation and changed the name to Transizion Corporation. On May 16, 2022, the company reincorporated as a stock corporation in the state of Delaware and changed the name to ransizion Education Corporation. The financial statements of Transizion Corporation (which may be referred to as the "Company", "we", "us", or "our") are prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP"). The Company's headquarters are located in Old Bridge, New Jersey.

Transizion is a knowledge platform that empowers young professionals to mentor the next generation of students.

2.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation

The accounting and reporting policies of the Company conform to accounting principles generally accepted in the United States of America ("US GAAP"). The Company has adopted the calendar year as its basis of reporting.

Use of Estimates

The preparation of financial statements in conformity with United States GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosures of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

Cash and cash equivalents include all cash in banks. The Company's cash is deposited in demand accounts at financial institutions that management believes are creditworthy. The Company's cash and cash equivalents in bank deposit accounts, at times, may exceed federally insured limits. As of December 31, 2021 and December 31, 2020, the Company's cash and cash equivalents did not exceed FDIC insured limits.

Accounts Receivable and Allowance for Doubtful Accounts

Accounts receivable are recorded at net realizable value or the amount that the Company expects to collect on gross customer trade receivables. We estimate losses on receivables based on known troubled accounts and historical experience of losses incurred. Receivables are considered impaired and written-off when it is probable that all contractual payments due will not be collected in accordance with the terms of the agreement. As of December 31, 2021, and 2020, the Company determined that no reserve was necessary.

Income Taxes

Transizion Corporation is a C corporation for income tax purposes. The Company accounts for income taxes under the liability method, and deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying values of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates in effect for the year in which those temporary differences are expected to be recovered or settled. A valuation allowance is provided on deferred tax assets if it is determined that it is more likely than not that the deferred tax asset will not be realized. The Company records interest, net of any applicable related income tax benefit, on potential income tax contingencies as a component of income tax expense. The Company records tax positions taken or expected to be taken in a tax return based upon the amount that is more likely than not to be realized or paid, including in connection with the resolution of any related appeals or other legal processes. Accordingly, the Company recognizes liabilities for certain unrecognized tax benefits based on the amounts that are more likely than not to be settled with the relevant taxing authority. The Company recognizes interest and/or penalties related to unrecognized tax benefits as a component of income tax expense.

Concentration of Credit Risk

The Company maintains its cash with a major financial institution located in the United States of America which it believes to be creditworthy. Balances are insured by the Federal Deposit Insurance Corporation up to $250,000. At times, the Company may maintain balances in excess of the federally insured limits.

Revenue Recognition

The Company recognizes revenues in accordance with FASB ASC 606, revenue from contracts with customers, when delivery of services is the sole performance obligation in its contracts with customers. The Company typically collects payment upon sale and recognizes the revenue when the service has been performed and has fulfilled its sole performance obligation.

Revenue recognition, according to Topic 606, is determined using the following steps:

1) Identification of the contract, or contracts, with the customer: the Company determines the existence of a contract with a customer when the contract is mutually approved; the rights of each party in relation to the services to be transferred can be identified, the payment terms for the services can be identified, the customer has the capacity and intention to pay, and the contract has commercial substance.

2) Identification of performance obligations in the contract: performance obligations consist of a promised in a contract (written or oral) with a customer to transfer to the customer either a good or service (or a bundle of goods or services) that is distinct or a series of distinct goods or services that are substantially the same and that have the same pattern of transfer to the customer.

3) Recognition of revenue when, or how, a performance obligation is met: revenues are recognized when or as control of the promised goods or services is transferred to customers.

The Company earns revenues from the sale of its consulting services on its knowledge platform to the next generation of students.

Advertising and Promotion

Advertising and promotional costs are expensed as incurred. Advertising and promotional expenses for the years ended December 31, 2021, and December 31, 2020, amounted to $3,880 and $389, which is included in sales and marketing expenses.

Fair Value of Financial Instruments

The carrying value of the Company's financial instruments included in current assets and current liabilities (such as cash and cash equivalents, restricted cash and cash equivalents, accounts receivable, accounts payable, and accrued expenses approximate fair value due to the short-term nature of such instruments).

The inputs used to measure fair value are based on a hierarchy that prioritizes observable and unobservable inputs used in valuation techniques. These levels, in order of highest to lowest priority, are described below:

Level 1—Quoted prices (unadjusted) in active markets that are accessible at the measurement date for identical assets or liabilities.

Level 2—Observable prices that are based on inputs not quoted on active markets but corroborated by market data.

Level 3—Unobservable inputs reflecting the Company's assumptions, consistent with reasonably available assumptions made by other market participants. These valuations require significant judgment.

COVID-19

In March 2020, the outbreak and spread of the COVID-19 virus was classified as a global pandemic by the World Health Organization. This widespread disease impacted the Company's business operations, including its employees, customers, vendors, and communities. The COVID-19 pandemic may continue to impact the Company's business operations and financial operating results, and there is substantial uncertainty in the nature and degree of its continued effects over time. The extent to which the pandemic impacts the business going forward will depend on numerous evolving factors management cannot reliably predict, including the duration and scope of the pandemic; governmental, business, and individuals' actions in response to the pandemic; and the impact on economic activity including the possibility of recession or financial market instability. These factors may adversely impact consumer and business spending on products as well as customers' ability to pay for products and services on an ongoing basis. This uncertainty also affects management's accounting estimates and assumptions, which could result in greater variability in a variety of areas that depend on these estimates and assumptions, including investments, receivables, and forward-looking guidance.

Subsequent Events

The Company considers events or transactions that occur after the balance sheet date, but prior to the issuance of the financial statements to provide additional evidence relative to certain estimates or to identify matters that require additional disclosure. Subsequent events have been evaluated through June 10, 2022, which is the date the financial statements were issued.

Recently Issued and Adopted Accounting Pronouncements

FASB issued ASU No. 2019-02, leases, that requires organizations that lease assets, referred to as "lessees", to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than twelve months. ASU 2019-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. The new standard for nonpublic entities will be effective for fiscal years beginning after December 15, 2021, and interim periods within fiscal years beginning after December 15, 2022, and early application is permitted. We are currently evaluating the effect that the updated standard will have on the financial statements and related disclosures.

The FASB issues ASUs to amend the authoritative literature in ASC. There have been a number of ASUs to date, including those above, that amend the original text of ASC. Management believes that those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to us or (iv) are not expected to have a significant impact on our financial statements.

3.   CAPITALIZATION AND EQUITY TRANSACTIONS

As of December 31, 2021, the Company was a non-stock corporation. On May 16, 2022, the Company converted into a stock corporation, with 15,000,000 shares authorized to be issued with a par value of $0.0001. As of June 10, 2022, 9,925,000 shares of Common Stock have been issued and outstanding.

4.   DEBT

Line of Credit

On September 30, 2020, the Company entered into a Line of Credit agreement with The PNC Financial Services Group Inc. The credit facility size $25,000. The interest rate is 11.36%. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $25,260 and $15,446, respectively. The entire balance is classified as current.

The Company entered into a Line of Credit agreement with TD Bank during fiscal year 2021. The credit facility size $25,000. The interest rate is 5.74%. The total outstanding balance as of December 31, 2021, was $25,000. The entire balance is classified as current.

The Company entered into a Line of Credit agreement with M&T Bank during fiscal year 2021. The credit facility size $50,000. The interest rate is 6.25% per annum. The total outstanding balance as of December 31, 2021, was $49,731. The entire balance is classified as current.

The Company entered into a Line of Credit agreement with BlueVine during fiscal year 2021. The credit facility size $15,000. The interest rate is 5.75% per annum. The total outstanding balance as of December 31, 2021, was $4,961. The entire balance is classified as current.

The Company entered into a Line of Credit agreement with Headway Capital during fiscal year 2021. The credit facility size is $33,000. The interest rate is 4.17% per month. The total outstanding balance as of December 31, 2021, was $843. The entire balance is classified as current.

SAFE(s)

The details of the Company's Simple Agreements for Future Equity ("SAFE") and the terms are as follows:

| SAFE(s) | Borrowing Period | Valuation Cap | Discount | As of Year Ended December 31, | |
				2021	2020
Safes I	Fiscal Year 2021	$ 4,000,000	90%	$ 30,600	$ -
Total SAFE(s)				**$ 30,600**	**$ -**

If there is an Equity Financing before the expiration or termination of this instrument, the Company will automatically issue to the Investor a number of shares of SAFE Preferred Stock equal to the purchase amount divided by the Conversion Price. If there is a Liquidity Event before the expiration or termination of this instrument, the investor will, at its option, either (i) receive a cash payment equal to the purchase amount (subject to the following paragraph) or (ii) automatically receive from the Company a number of shares of Common Stock equal to the purchase amount divided by the Liquidity Price, if the investor fails to select the cash option. If there is a Dissolution Event before this instrument expires or terminates, the Company will pay an amount equal to the purchase amount, due and payable to the investor immediately prior to, or concurrent with, the consummation of the Dissolution Event.

5.   INCOME TAXES

The provision for income taxes for the year ended December 31, 2021, and December 31, 2020, consists of the following:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(24,310)	$	(41,242)
Valuation Allowance		24,310		41,242
Net Provision for income tax	$	-	$	-

Significant components of the Company's deferred tax assets and liabilities on December 31, 2021, and December 31, 2020 are as follows:

As of Year Ended December 31,		2021		2020
Net Operating Loss	$	(68,791)	$	(44,481)
Valuation Allowance		68,791		44,481
Total Deferred Tax Asset	$	-	$	-

Management assesses the available positive and negative evidence to estimate if sufficient future taxable income will be generated to use the existing deferred tax assets.

On the basis of this evaluation, the Company has determined that it is more likely than not that the Company will not recognize the benefits of the federal and state net deferred tax assets, and, as a result, full valuation allowance has been set against its net deferred tax assets as of December 31, 2021, and December 31, 2020. The amount of the deferred tax asset to be realized could be adjusted if estimates of future taxable income during the carryforward period are reduced or increased.

For the fiscal year ending December 31, 2021, the Company had federal cumulative net operating loss ("NOL") carryforwards of $250,148, and the Company had state net operating loss ("NOL") carryforwards of approximately $250,148. Utilization of some of the federal and state NOL carryforwards to reduce future income taxes will depend on the Company's ability to generate sufficient taxable income prior to the expiration of the carryforwards. The federal net operating loss carryforward is subject to an 80% limitation on taxable income, does not expire, and will carry on indefinitely.

The Company recognizes the impact of a tax position in the financial statements if that position is more likely than not to be sustained on a tax return upon examination by the relevant taxing authority, based on the technical merits of the position. As of December 31, 2021, and December 31, 2020, the Company had no unrecognized tax benefits.

The Company recognizes interest and penalties related to income tax matters in income tax expense. As of December 31, 2021, and December 31, 2020, the Company had no accrued interest and penalties related to uncertain tax positions.

6.   RELATED PARTY

During 2022, the Company's CEO and the shareholder, Jason Patel lent $100,000 to the Company. There is not an agreement put in place. The loan bears no interest rate and has no defined maturity date.

7.   COMMITMENTS AND CONTINGENCIES

Contingencies

The Company's operations are subject to a variety of local and state regulation. Failure to comply with one or more of those regulations could result in fines, restrictions on its operations, or losses of permits that could result in the Company ceasing operations.

Litigation and Claims

From time to time, the Company may be involved in litigation relating to claims arising out of operations in the normal course of business. As of December 31, 2021, there were no pending or threatened lawsuits that could reasonably be expected to have a material effect on the results of the Company's operations.

8.   SUBSEQUENT EVENTS

The Company has evaluated subsequent events for the period from December 31, 2021, through June 10, 2022, which is the date the financial statements were available to be issued.

On May 16, 2022, the Company re-incorporated as a stock corporation in the state of Delaware and changed the name to Transizion Education Corporation. The Company is authorized to issue 15,000,000 shares of Common Stock with a par value of $0.0001. As of June 10, 2022, 9,925,000 shares of Common Stock have been issued and outstanding.

During 2022, the Company's CEO and the shareholder, Jason Patel lent $100,000 to the Company. There is not an agreement put in place. The loan bears no interest rate and has not defined maturity date.

There have been no other events or transactions during this time which would have a material effect on these financial statements.

9.   GOING CONCERN

The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $75,102 and an accumulated deficit of $250,148 as of December 31, 2021.

The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.

Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing.

There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

EXHIBIT C
Investor Deck

Unlocking Mentorship For the Next Generation

TRANSIZION

Jason Patel

Investor Deck

jason@transizion.com





OnRamp + ECMC Accelerator '22
Launch House NYC '22



Insert Slide Disclaimer: This presentation may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. These statements reflect management's current views with respect to future events based information currently available and are subject to risks and uncertainties that could cause the company's actual results to differ materially. Investors are cautioned not to place undue reliance on these forward-looking statements as they contain hypothetical illustrations of mathematical principles, are meant for illustrative purposes, and they do not represent guarantees of future results, levels of activity, performance, or achievements, all of which cannot be made. Moreover, no person nor any other person or entity assumes responsibility for the accuracy and completeness of forward-looking statements, and is under no duty to update any such statements to conform them to actual results.

We are creating an integrated knowledge platform that empowers young professionals to mentor the next generation of students.



HIGHLIGHTS TO DATE

Big growth:
$1-2 million in projected 2022 revenue

Proven product:
>$1 million in revenue since launch

Capital efficiency:
Only $30k previously raised

Content juggernaut:
Projected 5 million blog and YouTube/TikTok viewers

Omnichannel platform:
Growing B2C and B2B revenue streams

Why?

America has given us everything.



Patriotism: Son of immigrants who had nothing but gave everything





Jason: Volunteering in DC, helping kids with postsecondary and career guidance



Terrance was getting no guidance in school; mom had no idea how to help

Result: Over $500k in scholarships :)

Discovery of global opportunity at crossroads of tech and mentorship

Z

The Vision

Our vision is to create the world's leading walled garden of education tools and mentorship that is with you for every step of life's journey.

The Walled Garden

Our approach to retain students as customers for the rest of their lives.



Academic tutoring, interest building	College & career advising	Professional-skills building, preventing college dropouts	Parent coaching, navigating life
Early Childhood	**Teenager**	**College & Grad School**	**Professional**

Rollouts

We're building the next generation of online mentorship.

Phase 1

B2B & B2C

Strong Enterprise & Consumer Brand

Expand tech platform & penetrate markets

Phase 2

Knowledge Network

Machine Learning and Artificial Intelligence

Provide psychometric profiling and recommendations

Phase 3

Walled Garden

Lifelong Mentorship

From early childhood to late professional



Phase 1

Many young professionals struggle to make ends meet.



- Our platform connects young professionals (25-40) to high school students. The young professionals use our platform to guide the students with the college & career process.

- Our content juggernaut finds talented young professionals

- Proprietary Transizion Academy trains young professionals to become world-class mentors within three days

We're partnering with millions of young professionals who want to make money by mentoring students



Market Size

We're targeting all 30M young professionals in the US.



1M — Tutoring Skills

24M — In Debt

28M — Young Professionals



Team





Jason Patel

Co-founder, CEO

- Former career ambassador at George Washington University
- Toastmasters champion
- BJJ purple belt & former nationally ranked boxer
- George Washington grad





Dharik Patel

Co-founder, CTO

- Senior software engineer, full-stack & mobile app (IoS & Android) dev
- 8+ years ed-tech domain & product management experience
- Architecture lead





Beverly Cope

Curriculum & Instruction

- MIT graduate in Brain and Cognitive Science
- Doctor of Medicine
- Online education and tutoring expert
- Former chief of staff at early-stage startup





Ali Hamar

Community Lead

- 10+ years of experience as college counselor
- Former high school college counselor
- Expert in youth development, teaching, and tutoring





Amity Taylor

Curriculum and Instruction

- Columbia grad
- Personalized education and curriculum expert
- Former high school principal and educator

We are *Transizion*

Helping young professionals find new sources of revenue through coaching and advising high school students.



Affordable

On-Demand

Data-Driven Insights

Future of Work

Transizion is an on-demand platform designed to match mentors with students in their field of expertise.



Take a look at
our incredible
platform



Proprietary Workflow Tool: CollegeRize



COLLEGE RIZE
Hi, Jason
Dashboard
Refer a friend
Statistic
Missed lessons
Missed homework
Weekly average grade
Semester average grade
4
2
4.2
4
Subject average grade
Activity
March 2022
Schedule of events

- Tracks student progress
- Monitors student and parent deadlines
- Organized entire college and career process
- Collects student data to provide customized solutions

Matching Algorithm

- Connects mentors to students based on personality, learning needs, and career ambitions
- 95% success matching efficiency


COLLEGE RIZE
Hi, Jason
Mentors
Filters
Matching algorithm
Jason Patel
Amity Taylor
Prospective Major
Schools list
Gender preference
Student learning disability
Social Factor Preference

Custom Dynamic Timelines


Dashboard
Work Log
Timeline
Additional Services
Passion Project
SAT/ACT Tutoring
Academic Tutoring
Financial Aid Advising
Life Skills Workshops
Talk to an Alumni
Earn Bonus Hours!
Refer a friend or write a review
Early Fall
Late Fall

- Students, mentors, and parents are given bespoke timelines
- Parents and mentors can interact with timelines

Incredible Community



300+ active mentors and community leads

Students can ask questions and get answers ASAP

Proprietary Curriculum

- Mentors are equipped with dozens of proprietary college and career guides to guide students
- Curriculum topics range from finding internships, winning scholarships, navigating financial aid, picking the right career, and choosing the best-fit college



Transizion Student Timeline
Student's Name:
TRANSIZION
Conquer College Admissions With Our Help
Time Period
Rising Freshman
Freshman
Sophomore
Junior
Senior
SUMMER
FALL SEMESTER
SPRING SEMESTER
Transizion.com (732) 407-5082 jason@transizion.com

Proprietary Training Program

- Three-day boot camps to produce world-class mentors

- Scalable system to find, onboard, and train mentors to join Transizion platform



$325K+ in 2021 Revenue!

92%

Customer Retention

Achieved in less than 12 months of launch.

$890K+

Current Revenue

We're approaching a $1M run rate!

Projected $1-2 Million in 2022 Revenue!

From only 30K previously raised

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Upcoming Milestones

We're focused on a
data- driven approach
for mentorship.

2022 — Build massive B2C brand, increase functionality of our technology platform

- grow content juggernaut
- increase data collection
- generate $1-2 million in revenue

mid-2022 — Test and launch B2B platform, offer cohort-based courses

- increase presence in NYC, Texas, NJ, and California schools
- enroll over 2,000 students

Beginning 2023 — Expand B2B platform and sell to schools and companies

- expand presence throughout United States
- enroll over 20,000 students

By the numbers.

Here's our traction to date.

We're looking to continue to grow in underserved markets.

We're enabling online education as it becomes more personalized.

92%
Monthly Retention

98%
Average rating from customers

20%
More income for young professionals

$30K
Received $30K in funding from notable investors

Projected Revenue Trend

With just $30k in capital provided in May 2021, we've already been able to achieve amazing results.

This slide reflects management’s current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.



Transizion
Revenue ($)
$70Million
$40 Million
$5 Million
$1 Million
2022
2023
2024
2025

B2C Business Model

Parents and students subscribe for access to platform.



Our content juggernaut finds consumers thru thought leadership & video content.

$5,500

Avg. customer value

$80-120/hr

What parents & students pay

$40/hr

What we pay our mentors

55%+ margin

What Transizion keeps

B2B Business Model: Social Impact

Schools & districts subscribe for access to platform. Free for students!

We're bridging the mentorship gap for low-income students.

$150-500	$30,000+	60%+ targeted margin
Per student	average target contract value	What Transizion keeps



"Transizion was so helpful in helping me pay for my rent and living expenses while I was getting my master's degree.

What makes the platform so great is that they pay you to do what you love: teach, mentor, and tutor kids! The pay is fair, hours are flexible, and kids are great. Thank you, Transizion!"

-Emily

The above individuals were [not] compensated in exchange for their testimonials. In addition, their testimonials should not be construed a
and/or considered investment advice.

Competition:

We blend high-dosage mentorship with technology to provide a scalable, affordable platform.

Our competitors charge $15,000+.

We don't.


Local Counselor
CollegeVine
Crimson
Transizion
Affordability
Specialized Matching
Tech Enabled
College + Career
Long-Term Guidance

This slide represents management opinion and is meant for illustrative purposes. It does not represent the scope of competition in the marketplace, nor does it represent guarantees of future results, levels of activity, performance, or achievements

Invest in Transizion.

Join our massive growth.

Goal 1: Build and develop tech

Goal 2: Scale our brand

Goal 3: Recruit mentors and team



How We Plan To Use This Fund

40% — Team & Expansion

40% — Product

20% — Content & Outreach

Transizion is shaping the future of lifetime learning.

Let's get to work.

Appendix.

Meet Megan: A Young Professional Falling Behind

- Megan is a broke young professional: $30k in debt & 35% less wealthy than parents at the same age

- 73% of fellow YoPros like Megan are not confident about their own financial futures

- Megan has tutoring & teaching skills but no way to find reliable customers

- **Solution:** Megan used Transizion's platform to make extra money while mentoring students

Meet Jessica: A Struggling Student



- Like 10 million other students, Jessica is a teenager who doesn't get any college and career guidance at school

- She shares one guidance counselor with 650 other kids & her local private college counselor charges $15,000 for services

- Jessica and her parents are lost, anxious, confused, and angry.

- **Solution:** Jessica used Transizion to get fast, affordable, and high-quality college and career guidance

Solution



YOUNG PROFESSIONALS
30 Million

STUDENTS
56 Million





How The Platform Works

Money-Making Mentorship

Our matching algorithm pairs young professional to student

→

Mentor uses CollegeRize platform (proprietary tools) to help student(s) with college planning & career guidance

→

Happy & successful students

The Magic: Mentor Stories & Stats



Kyle

- Single father
- Professional writer; sought flexible, part-time work
- Top-rated Transizion mentor
- Mentored over 30 students

**Result:
Earned more than $20,000
with Transizion**



Liz

- Recent college grad
- Over $50,000 in debt
- Works a full-time job
- Needed additional income stream

**Result:
Earned more than $10,000
with Transizion**



Dave

- Medical school student
- Needed part-time work to pay bills
- Loves tutoring but does not have time to build his own practice

**Result:
Pays his rent with
Transizion earnings**

The above individuals were [not] compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

The Magic: Student Stories & Stats





TRANSIZION

Anissa

- Immigrant, little knowledge of college admissions
- Corporate job, little time to help daughter with college apps
- Daughter applying to top tech and liberal arts schools
- Weekly video sessions

Result: Rensselaer Polytechnic Institute with scholarship



Elizabeth

- Class of 2021
- College list-building help
- Strengthening admissions profile
- College essay guidance
- Needs college major, career advice
- Parents are busy and have little time & knowledge to help
- Long-term help



Risheek

- Limited budget
- Swift essay reviews, short-term help
- Help over 2 months
- Heavy procrastinator
- Guidance w 3 top, 4 mid-tier, 1 state, and 3 top-100 schools

Result: UC Berkeley

The above individuals were [not] compensated in exchange for their testimonials. In addition, their testimonials should not be construed as and/or considered investment advice.

Why Now?



Massive, growing, underserved market



Online education is exploding



College planning is a popular topic (Varsity Blues scandal)



Education is becoming more personalized



TRANSIZION

Market Opportunity



Market Opportunity	B2C	B2B	B2B2C		Totals
Launch Year:	2019 (In-production)	2022	2024	2025+	
Targeted Customer/ Segments:	'Students': - Secondary - Post-secondary	Ed 'Consultants': - 'Third-party' networks - Contractors	Ed 'Institutions': - Secondary - Post-secondary	Ed 'Partners' - Businesses - Other	
Customer Preferences:	Grade 9-12 downwards	Grade 9-12 upward & downward	In-house Guidance / Pod	Adult learning	Grade 9-12 Up/down
Market Size:	25 million Students	10% or	74,000+ Schools in USA	Scoping	1.5M++ Users
Penetration – Users/ Year:	Low case - 10k+ High case - 50k+	25k+ Users Annually	10k+ Institutions Annually	Evaluating	10k-1M++
Pricing	User Fees	User Fees	Platform/User Fees	Platform/User Fees	User/Platform
Revenue:	**~$50-200M++**	**~$250M++**	**~$100-300M++**	**Evaluating**	**$50-750M++**
EBITDA %:	**Scaling to 30%+**	**40%+**	**40%+**	**Evaluating**	**40%+**

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Multi-year Product Development Roadmap





TRANSIZION

Multi-year Product Development Roadmap
2021
2022
2023
2024
B2C - Consumer Facing / Generalist Mentors
1. Consumer Facing Generalist Mentors
3. Consumer Interfaces
4. Specialist Mentors
5. Pods / Mentor Networks
B2B - Platform
2.1 Reporting Tools for Customers
2.2 Third - Party Integrations
2.3 Cohorts, new specialist types
B2B2C - Platform
3.2 ISA Boot-camps – for Professionals

This slide reflects management's current views with respect to future events based on information currently available and is subject to risks and uncertainties. This slide is meant for illustrative purposes and does not represent guarantees of future results, levels of activity, performance, or achievements.

Market Validation

- Princeton Review, Kaplan (30% of market)
- Local counselors



$70+ million raised from VCs



$200+ million raised from VCs

- CollegeVine ($12.5m AR)
- Crimson Education ($5m AR)

- Wyzant ($28m AR)
- Upwork ($297m in AR)



Crunchbase

Unfair Advantages



Matching algorithm
Students are matched with an advisor according to learning style, personality, career ambitions.



Learning management system
Advisors provide college consulting + financial aid assistance + career guidance + life advising through our proprietary platform.



Training infrastructure
Proprietary platform allows us to source, pre-screen, and train our own advisors.



Value
Students get the most help with the right person at the best price.

The Magic: User Testimonials

"Annie's mentor will always be her big brother!
Truc T., Southern California



"Four scholarships and two full rides. Thank you, Transizion!
Tamiko B., Washington, DC



"As a student going through the application process, Transizion really helped me through this stressful time.
Margot R., Northern California

"A big help in the college process. Transizion makes it less stressful for parents.
Chokee N., Michigan



"The only regret I have is not finding out about Transizion earlier.
Risheek S., New Jersey

 # Citations



Market Data & Size

4. https://www.childhealthdata.org/learn-about-the-nsch/NSCH
4. https://studentloanhero.com/student-loan-debt-statistics/https://thejournal.com/articles/2017/07/06/top-3-trends-affecting-u.s.-test-preparation-market-through-2021.aspx
4. https://www.ibisworld.com/industry-trends/specialized-market-research-reports/advisory-financial-services/advocacy-consultants/education-consultants.html

4. https://www.newamerica.org/millennials/reports/emerging-millennial-wealth-gap/the-emerging-millennial-wealth-gap-opening-note/https://www.sfchronicle.com/bayarea/article/Millennials-are-one-of-the-poorest-generations-16299611.php

Fundraising and Valuations

2. Crunchbase
2. https://techcrunch.com/2019/08/22/crimson-education-a-platform-to-help-students-get-into-top-universities-nabs-5m-at-a-245m-valuation/

EXHIBIT D

PDF of SI Website


Unlocking Mentorship
For the Next Generation
TRANSIZION
OnRamp + ECMC Accelerator '22
EDUCATION
ECMC

DOWNLOAD

Transizion

EdTech platform connecting students to trained mentors to improve college & career outcomes and success

Edit Profile

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$1,000	$7,000,000	SAFE Note
Minimum	Valuation cap	Security Type

INVEST IN TRANSIZION

Purchased securities are not listed on any exchange. A secondary market for these securities does not currently exist and may never develop. You should not purchase these securities with the expectation that one eventually will.

Website: http://www.Transizion.com

Share:

Transizion is offering securities under both Regulation CF and Regulation D through SI Securities, LLC ("SI Securities"). SI Securities is an affiliate of SeedInvest Technology, LLC, a registered broker-dealer, and member FINRA/SIPC. SI Securities will receive cash compensation equal to 7.50% of the value of the securities sold and equity compensation equal to 5.00% of the number of securities sold. Investments made under both Regulation CF and Regulation D involve a high degree of risk and those investors who cannot afford to lose their entire investment should not invest. Furthermore, this profile may contain forward-looking statements and information relating to, among other things, the company, its business plan and strategy, and its industry. Investors should review the risks and disclosures in the offering's draft. The contents of this profile are meant to be a summary of the information found in the company's Form C. Before making an investment decision, investors should review the company's Form C for a complete description of its business and offering information, a copy of which may be found both here and below.

Highlights

Overview

The Team

Term Sheet

Company Highlights

- Achieved $860K+ in revenue since launch in 2019 (unaudited), despite raising only $30K in capital from Peritus Investments. Projecting to achieve a revenue run rate of $1-

Fundraise Highlights

- Total Round Size: US $1,500,000
- Raise Description: Seed

> Established B2C model with an average customer value of $5.5K, with a 98% customer retention rate YTD, 98% customer satisfaction rating, and 55%+ gross margin. In discussions with schools in NYC, with planned rollouts in California and Texas to provide B2B model for social impact.

> Hired and retained 60 mentors, and paid out over $250k to mentors who have partnered with students and families.

> The total market opportunity is to provide mentorship to 15 million high school students in the US from all walks of life.

> Invited to the selective OnRamp + ECMC Education and Workforce Accelerator, and has been featured in BBC, NBC, American Express, New York Post.

> Security Type: SAFE Note (SWIFT)

> Target Minimum Raise Amount: US $500,000

> Offering Type: Side by Side Offering

Tiered Valuation Cap

> Valuation Cap: US $5,000,000 before Sep 27, 2022

> Valuation Cap Schedule: See Full Schedule

Transizion is an integrated knowledge platform that empowers young professionals to mentor the next generation of students. We are creating a walled garden of education tools & mentorship that is with students for every step of life.

—

Problem:

Teenagers receive, on average, less than 10 minutes of college & career guidance each year. The current options in the market can be expensive and inaccessible to all but the wealthiest families.

Meanwhile, 80% of young professionals are in debt and falling behind.

Solution:

Transizion brings these markets together. **We help young professionals monetize their mentorship skills by pairing them with students in their field of expertise.**

by pairing them with students in their field of expertise.

Transizion's platform, CollegeRize, is a one-stop platform for every student's academic and career needs. The CollegeRize platform features an online community, mentorship training academy, research database, matching algorithm, educational literature, and a workflow tool that empowers mentors to provide better, faster, and cheaper mentoring. CollegeRize is part of our comprehensive model of lifelong education, mentorship tools, and resources.

Traction:

We have already surpassed $860K+ in revenue in under 36 months, with only $30K in funding to date. With over 55%+ margins in our current business models, Transizion has gained strong traction and we believe is well positioned in the market.

Our B2C offering is validated in the market, so far we have over 300 customers and have achieved $860k in revenue since inception, with a 92% retention rate.

Our B2B offering is targeted be live in H2 2022, with planned pilots in NYC, California, and Texas. We will work directly with school districts to offer mentoring services to low-income students at no cost to the student or families.

Gallery

          





Cofounder & CEO.

Cofounder & CEO, Jason Patel

Media Mentions

     

 

The Team

Founders and Officers



Jason Patel

CEO

- Former career ambassador at the George Washington University

- Previously founded successful college prep org

- 10+ years of mentorship experience

- Toastmasters district champion, Brazilian Jiu Jitsu purple belt, former nationally ranked boxer



Dharik Patel

CTO



Dharik Patel

CTO

- Software engineer w/10 years of experience

- Built frontend, backend, and mobile apps in the ed-tech space

- Architecture lead and product management experience

Key Team Members



Beverly Gerreauld

Operations Lead



Amity Taylor

B2B Lead



Ali Hamar

Community Lead

Notable Advisors & Investors



Joe Baroudi

Investor, Angel



Team Ignite Ventures

Investor, Venture Capital



ECMC

Investor, Education Foundation



Terry Nealon

Advisor, B2B Advisor

Term Sheet

A Side by Side offering refers to a deal that is raising capital under two offering types. Investments made through the SeedInvest platform are offered via Regulation CF and subject to investment limitations further described in the Form C and/or subscription documents. Investments made outside of the SeedInvest platform are offered via Regulation D and requires one to be a verified accredited investor in order to be eligible to invest.

Fundraising Description

Round type:	Seed
Round size:	US $1,500,000
Minimum investment:	US $1,000
Target Minimum:	US $500,000

Key Terms

Security Type:	Tiered SAFE Note (SWIFT)
Valuation Cap:	US $5,000,000 no later than Sep 26, 2022

Additional Terms

Custody of Shares	Investors who invest less than $50K will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information.
You are investing in a SAFE	You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there

convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

Total Amount Raised:	The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $100,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on June 3, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.
Investors that invest earlier in the Offering will be rewarded with a lower valuation.	The base valuation cap is $7,000,000; however, investors that confirm their investment no later than October 4th, 2022 (at 11:59 PM ET) will have a valuation cap of $5,000,000. Investors that confirm their investment after October 4th, 2022 (at 11:59 PM ET) will have a valuation cap equal to the base of $7,000,000.
Closing conditions:	While Transizion has set an overall target minimum of US $500,000 for the round, Transizion must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Transizion's Form C.
Regulation CF cap:	While Transizion is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

Total Amount Raised:	The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $100,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on June 3, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.
Investors that invest earlier in the Offering will be rewarded with a lower valuation.	The base valuation cap is $7,000,000; however, investors that confirm their investment no later than October 4th, 2022 (at 11:59 PM ET) will have a valuation cap of $5,000,000. Investors that confirm their investment after October 4th, 2022 (at 11:59 PM ET) will have a valuation cap equal to the base of $7,000,000.
Closing conditions:	While Transizion has set an overall target minimum of US $500,000 for the round, Transizion must raise at least US $25,000 of that amount through the Regulation CF portion of their raise before being able to conduct a close on any investments made via Regulation CF. For further information please refer to Transizion's Form C.
Regulation CF cap:	While Transizion is offering up to US $1,500,000 worth of securities in its Seed, only up to US $1,070,000 of that amount may be raised through Regulation CF.
Transfer restrictions:	Securities issued through Regulation CF have a one year restriction on transfer from the date of purchase (except to certain qualified parties as specified under Section 4(a)(6) of the Securities Act of 1933), after which they become freely transferable. While securities issued through Regulation D are similarly considered "restricted securities" and investors must hold their securities indefinitely unless they are registered with the SEC and qualified by state authorities, or an exemption from such registration and qualification requirements is available.

| Total Amount Raised: | The Total Amount Raised may include investments made outside of the SeedInvest platform via Regulation D. Off-platform investments from non-affiliates completed after the determination of the escrow target may be counted towards that escrow target. |

Use of Proceeds

If Minimum Amount Is Raised



- Scaling tech team
- Content marketing
- Acquiring supply-side (mentors)
- Scaling B2B team

If Maximum Amount Is Raised



- Scaling tech team
- Content marketing
- Acquiring supply-side (mentors)
- Scaling B2B team
- Paid SEM ads

Investor Perks

Investments of $5,000 or more: Investors will receive thank-you features on Transizion's website and YouTube channels (projected to have over 3 million readers and viewers this year) + customized wine and beer + previous perks

Investments of $15,000 or more: We will name a Transizion scholarship after you + previous perks. Scholarships will go to underserved students who need help applying, planning, and paying for college.

Investments of $30,000 or more: We will create an in-depth YouTube profile or interview for you or any social-impact topic you're passionate about + previous perks

It is advised that you consult a tax professional to fully understand any potential tax implications of receiving investor perks before making an investment..

Please note that due to share price calculations, some final investment amounts may be rounded down to the nearest whole share - these will still qualify for the designated perk tier. Additionally, investors must complete the online process and receive an initial email confirmation by the deadline stated above in order to be eligible for perks.

Prior Rounds

The graph below illustrates the valuation cap or the pre-money valuation of Transizion's prior rounds by year.



This chart does not represent guarantees of future valuation growth and/or declines.

Pre-Seed

Round Size	US $30,000
Closed Date	May 1, 2021
Security Type	SAFE Note
Valuation Cap	US $4,000,000

Market Landscape



Education Technology market growth from 2016 - 2020

Whereas traditional college counselors rarely make use of technology and data, Transizion uses matching algorithms, data-driven insights, and automated communication tools to provide a better, faster, and more affordable experience for students. High school guidance counselors are overworked and underpaid. High schools are unable to provide personalized guidance to each and every student. As schools become overburdened, we believe they will need our help.

The market is in need of a tech-enabled, next-generation solution. Transizion aims to fill the college and career guidance gaps for all students.

Our total market size is $20B.

Transizion's initial target market is high school students with the intent to expand to:

- Individual consumers (teachers, guidance counselors, parents

- Schools (administration, districts)

- Companies (education, philanthropic)

Transizion uses technology and data-driven insights to provide affordable, impactful mentorship.

Our current competition includes:

- Empowerly (raised $10M)

- Crimson Education (raised $70M)

- CollegeVine (raised $30.7M)

- Handshake (raised $434M): Valued at over $3.5B

Risks and Disclosures

Incumbent Players maintain broad market presence and economies of scale not accessible for smaller players such as Transizion. Further, existing companies that engage in the Education business or are within the EdTech space could introduce new or enhance existing products. If a larger, better funded company markets or creates a comparable product at a lower price point, Transizion may have to reduce prices to remain competitive or could be priced out of the market. This could negatively impact the company's growth.

You are investing in a SAFE, not a convertible note. A SAFE is a convertible security that is not debt, while a convertible note is debt. A convertible note includes an interest rate and maturity date, at which time a noteholder would be able to demand repayment. A SAFE does not have these features. In addition, your investment in a SAFE will be subordinate to true unsecured debt. Both SAFEs and convertible notes convert into equity in a future priced equity round, but there is a chance they will never convert to equity. For SAFE's in particular, again, there is no interest and no maturity, and repayment is not required.

Investors that invest earlier in the Offering will be rewarded with a lower valuation. The base valuation cap is $7,000,000; however, investors that confirm their investment no later than October 4, 2022 (at 11:59 PM ET) will have a valuation cap of $5,000,000. Investors that confirm their investment after October 4, 2022 (at 11:59 PM ET) will have a valuation cap equal to the base of $7,000,000.

The outbreak of the novel coronavirus, COVID-19, has adversely impacted global commercial activity and contributed to significant declines and volatility in financial markets. The coronavirus pandemic and government responses are creating disruption in global supply chains and adversely impacting many industries. The outbreak could have a continued material adverse impact on economic and market conditions and trigger a period of global economic slowdown. The rapid development and fluidity of this situation precludes any prediction as to the ultimate material adverse impact of the novel coronavirus. Nevertheless, the novel coronavirus presents material uncertainty and risk with respect to the Funds, their performance, and their financial results.

The development and commercialization of the Company's products and services are highly competitive. It faces competition with respect to any products and services that it may seek to develop or commercialize in the future. Its competitors include major companies worldwide. The EdTech market is an emerging industry where new competitors are entering the market frequently. Many of the Company's competitors have significantly greater financial, technical and human resources and may have superior expertise in research and development and marketing approved services and thus may be better equipped than the Company to develop and commercialize services. These competitors also compete with the Company in recruiting and retaining qualified personnel and acquiring technologies. Smaller or early stage companies may also prove to be significant competitors, particularly through collaborative arrangements with large and established companies. Accordingly, the Company's competitors may commercialize products more rapidly or effectively than the Company is able to, which would adversely affect its competitive position, the likelihood that its services will achieve initial market acceptance and its ability to generate meaningful additional revenues from its products and services.

The Company has not prepared any audited financial statements. Therefore, investors have no audited financial information regarding the Company's capitalization or assets or liabilities on which to make investment decisions. If investors feel the information provided is insufficient, then they should not invest in the Company.

The Company's success depends on the experience and skill of the board of directors, its executive officers and key employees. In particular, the Company is dependent on Jason Patel and Dharik Patel. There can be no assurance that they will continue to be employed by the Company for a particular period of time. The loss of the Company's key employees or any member of the board of directors or executive officer could harm the Company's business, financial condition, cash flow and results of operations.

Investors who invest less than $50,000 will have their securities held in trust with a Custodian that will serve as a single shareholder of record. These investors will be subject to the Custodian's Account Agreement, including the electronic delivery of all required information

The reviewing CPA has included a "going concern" note in the reviewed financials. The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business. The Company has a net operating loss of $75,102 and an accumulated deficit of $250,148 as of December 31, 2021. The Company's ability to continue as a going concern in the next twelve months following the date the financial statements were available to be issued is dependent upon its ability to produce revenues and/or obtain financing sufficient to meet current and future obligations and deploy such to produce profitable operating results.Management has evaluated these conditions and plans to generate revenues and raise capital as needed to satisfy its capital needs. During the next twelve months, the Company intends to fund its operations through debt and/or equity financing. There are no assurances that management will be able to raise capital on terms acceptable to the Company. If it is unable to obtain sufficient amounts of additional capital, it may be required to reduce the scope of its planned development, which could harm its business, financial condition, and operating results. The accompanying financial statements do not include any adjustments that might result from these uncertainties.

On September 30, 2020, the Company entered into a Line of Credit agreement with The PNC Financial Services Group Inc. The credit facility size $25,000. The interest rate is 11.36%. The total outstanding balance as of December 31, 2021 and December 31, 2020, was $25,260 and $15,446, respectively. The entire balance is classified as current

On September 30, 2020, the Company entered into a Line of Credit agreement with The PNC Financial Services Group Inc. The credit facility size $25,000. The interest rate is 11.36%. The total outstanding balance as of December 31, 2021, and December 31, 2020, was $25,260 and $15,446, respectively. The entire balance is classified as current

The Company entered into a Line of Credit agreement with TD Bank during fiscal year 2021. The credit facility size $25,000. The interest rate is 5.74%. The total outstanding balance as of December 31, 2021, was $25,000. The entire balance is classified as current..

The Company entered into a Line of Credit agreement with M&T Bank during fiscal year 2021. The credit facility size $50,000. The interest rate is 6.25% per annum. The total outstanding balance as of December 31, 2021, was $49,731. The entire balance is classified as current.

The Company entered into a Line of Credit agreement with BlueVine during fiscal year 2021. The credit facility size $15,000. The interest rate is 5.75% per annum. The total outstanding balance as of December 31, 2021, was $4,961. The entire balance is classified as current

The Company entered into a Line of Credit agreement with Headway Capital during fiscal year 2021. The credit facility size is $33,000. The interest rate is 4.17% per month. The total outstanding balance as of December 31, 2021, was $843. The entire balance is classified as current.

The Company has outstanding liabilities in the form of SAFEs. The Company has issued SAFEs in 2021 for total principal approximately $30,600. The issued SAFEs have a $4,000,000 valuation with a 90% discount.

The Company has not filed a Form D for its SAFE offering from 2021. The SEC rules require a Form D to be filed by companies within 15 days after the first sale of securities in the offering relying on Regulation D. Failing to register with the SEC or get an exemption may lead to fines, the right of investors to get their investments back, and even criminal charges. There is a risk that a late penalty could apply.

The Company's expenses will significantly increase as they seek to execute their current business model. Although the Company estimates that it has enough runway until end of year, they will be ramping up cash burn to promote revenue growth, expand payroll, further develop R&D, and fund other Company operations after the raise. Doing so could require significant effort and expense or may not be feasible.

The Company's SAFE is being offered without a discount. A discount sets a percentage reduction at which the SAFE may convert relative to the next qualified financing. If conversion based on the Valuation Cap of your SAFE does not offer a more favorable conversion price, your SAFE will convert at the same price as shares being sold to new investors in the next qualified financing, and you will not receive a beneficial conversion price for having invested earlier in the Company.

The company has engaged in Related Party Transactions in the form of a Loan. During 2022, the Company's CEO and the shareholder, Jason Patel lent $100,000 to the Company. There is not an agreement put in place. The loan bears no interest rate and has no defined maturity date. The founder has indicated that there are no expectations for payback in the form of cash or equity.

The Company's Board does not keep meeting minutes from its board meetings. Though the Company is a Delaware Corporation and Delaware does not legally require its corporations to record and retain meeting minutes, the practice of keeping board minutes is critical to maintaining good corporate governance. Minutes of meetings provide a record of corporate actions, including director and officer appointments and board consents for issuances, and can be helpful in the event of an audit or lawsuit. These recordkeeping practices can also help to reduce the risk of potential liability due to failure to observe corporate formalities, and the failure to do so could negatively impact certain processes, including but not limited to the due diligence process with potential investors or acquirers. There is no guarantee that the Company's board will begin keeping board meeting minutes.

The Company does not hold regular board meetings. Although the Company is not legally required to conduct regular board meetings, holding these regular meetings can play a critical role in effective management and risk oversight. Regular board meetings can help ensure that management's actions are consistent with corporate strategy, reflective of the culture of the business, and in line with the organization's risk tolerance. There is no guarantee that the Company will hold regular board meetings in the future. The Company has confirmed that they do have board resolutions supporting all major decisions.

The total amount raised may include investments made outside of the SeedInvest platform via Regulation D, some of which are counting towards escrow. Approximately $100,000 has been raised prior to the launch of the SeedInvest campaign. The earliest investment counted towards the escrow target was made on June 3, 2022. There is no guarantee that the Company has this cash available for operations as of the date of launch. See balance sheet for current cash balance.

General Risks and Disclosures

Start-up investing is risky. Investing in startups is very risky, highly speculative, and should not be made by anyone who cannot afford to lose their entire investment. Unlike an investment in a mature business where there is a track record of revenue and income, the success of a startup or early-stage venture often relies on the development of a new product or service that may or may not find a market. Before investing, you should carefully consider the specific risks and disclosures related to both this offering type and the company which can be found in this company profile and the documents in the data room below.

Your shares are not easily transferable. You should not plan on being able to readily transfer and/or resell your security. Currently there is no market or liquidity for theseshares and the company does not have any plans to list these shares on an exchange or other secondary market. At some point the company may choose to do so, but until then you should plan to hold your investment for a significant period of time before a "liquidation event" occurs. A "liquidation event" is when the company either lists their shares on an exchange, is acquired, or goes bankrupt.

The Company may not pay dividends for the foreseeable future. Unless otherwise specified in the offering documents and subject to state law, you are not entitled to receive any dividends on your interest in the Company. Accordingly, any potential investor who anticipates the need for current dividends or income from an investment should

> ☐ Financials (2 files)	Aug 25, 2022	Folder
> ☐ Fundraising Round (1 file)	Aug 25, 2022	Folder
> ☐ Investor Agreements (1 file)	Aug 25, 2022	Folder
> ☐ Miscellaneous (4 files)	Aug 25, 2022	Folder

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EXHIBIT E
Video Transcripts

Video 1: Parents, Remember this about college admissions - 4:22

Parents, you really need to understand and monitor this during your child's college application season. What am I talking about? Keep watching this video to find out more. Hi everyone I am Jason Patel. The founder of transition and we help thousands of students with college planning and applications, and now look forward to helping you. Before we get started, don't forget to smash those like and subscribe buttons. They go a long way in helping me create more content for parents and students just like you.

Alright, the college application process is extremely stressful, very time consuming, and its something that you might just remember for the rest of your life because of how anxiety inducing it is. So parents, what should you be paying attention to while your child applies to college? Here it is. You want to pay attention to your child's mental health. Your kids probably aren't going to tell you everything. That's the nature of being a kid, much less a teenager. They are going to keep a lot of things from you. What you want to do is make sure they can come to you when they feel like they are in a tough spot. Mental health is a huge issue for children nowadays because they are always on social media, we live in a 24-7 365 news cycle and generally just makes everyone miserable. That's why you as a parent need to be the stop gap in order to make sure your child is doing just fine during the process. You should remind your child that they are going to be fine no matter where they get into for college. Whether it is an ivy league school or a top tier school or a mid tier school or what have you. Your child is going to be okay, you have to remind them of that. You also want to remind them that their self worth should not be predicated on any type of tangible external success. That could include money in the stock market or in this case, college acceptances. Your child is worthy regardless of where they go to college. Now when you're a parent you won't be able to talk to your kid about mental health stuff all of the time because as I mentioned before, your kid is going to hide a lot of things from you. But what you can do is remain approachable. Every week or so, ask them how they are doing. Ask them about their stress levels. See if they need to take a day off or take a bit of a break. Burnout is very common amongst teenagers these days. Everyone is looking at a screen, everyone's got different things to do and there are 100 pressures hitting your teenager each minute of each day. So you want to make sure that you are open to what they have to say and the feedback that they have. A lot of times, super ambitious parents might make their kids apply to a bunch of colleges and then make them feel bad about not getting into say an ivy league school. That cannot and should not be you. As a parent it's your job to teach your children about healthy practices when studying, making sure that self worth comes internally, not from externally. And making sure that your child has an outlet and a way to ensure that their mental health is being taken care of. Mental health is health. And of course what goes on in here will end up producing results out in the real world. So you want to make sure that the mind is healthy. Now to summarize, a good parent of a teenager, whether that is a teenager that is going to apply to colleges or applying to colleges right now, you want to make sure that you are approachable and ensuring that your child's mental health is okay. Now, as i mentioned, you won't be able to talk to them directly about these things, but be approachable in the way you discuss these ideas and these thoughts. Let them know that they can talk to you at any time. And of course be their champion when it comes to making sure they are not burning out. So have them take breaks, have them go on long walks or encourage exercise. The point is that this is a long term journey and where your child goes to college is not an end all be all in any case. Alright, that's it for this video, parents if you have any questions about how to navigate the college process, feel free to contact us at Jason@transizion. com. Otherwise don't forget to smash those like and subscribe buttons. We will see you in the next video, bye.

Video 2: Financial Aid Appeal letter - 9:18

Do you want to learn more about how to pay for College? Get more money to pay for college? And of course, write a financial aid appeal letter? Don't worry, I got your back. Hey everyone I am Jason Patel, the founder of Transizion and we have helped thousands of students plan for college. And now looking forward to helping you. Before getting started, please press like and subscribe. Our videos cover everything from college essays, the SAT and ACT, and planning for college and your career. Alright, so receiving college acceptance letters is such an exciting time. All the hard work you have put into your academics, extra curriculars, essays, applications and internships, finally feels like it's paying off. However, the next step can be even more stressful than applying. Figuring out how to pay for college. Many students rely on financial aid to help them afford college. I know I did. But what do you do when the school doesn't offer you as much financial aid as you need? This is where a financial aid appeal letter comes in. So, lets go over it. First up, what is a financial aid appeal letter? A financial aid appeal letter is exactly what it sounds like. Its a letter that you write in order to appeal the offer the school made you. Schools often determine your expected family contribution or EFC. An EFC is how much FAFSA and your school thinks your family can afford to contribute to help pay. Some schools also base their decision off of a CSS profile. The financial aid appeal letter explains why the schools numbers are not accurate and requests a higher aid offer. For most often success for when there has been a change of circumstance since the applicant first applied. But, ill get to that in just a little bit. So, when you write a financial aid appeal letter, the first thing to do is check your schools website. It might have specific instructions and timelines for how to appeal a financial aid offer. Follow these directions. But in general, you want to apply as soon as you can. Schools have limited funds to distribute for financial aid. To make your needs known soon, will put you in the best position to get more money. With this in mind, don't rush the process. Take the time you need to write a clear and personal letter and include relevant experience. So, what do you include in your financial aid appeal letter? OK, so youre ready to begin writing your appeal letter. You have checked the schools website to see if the specific procedures and do this first. If not, find the contact information for a specific officer of financial aid at the school and begin writing. Here are some things to be sure to include: A specific person. Instead of addressing a letter to whom it may concern, or Sir or Madam, find a director or officer or financial aid pro, and address your letter to them by name. In general, you do not want to say "To whom it may concern" even on cover letters and other types of letters. This adds a personal touch and shows that you have done your research. People like seeing that. Also, show gratitude and humility. Be sure to show your excitement for your acceptance into the school, as well as your gratitude for any financial aid they did offer. Even if you are frustrated by the offer, your letter should not reflect that. Don't come off as a whiny complaining person, nobody likes being around those types of people. Also, state your details of your change of circumstance. Many schools will only consider a financial aid appeal if there is a change of circumstance or circumstance that was not reflected in your FAFSA or original application. A change of circumstance could be if a parent lost a job, if there was a natural disaster that impacted you and your household, or if there was a divorce or illness or death in the family that really impacted the financial situation. This happens so be sure to state that upfront. Also, show evidence and documentation. You will have a better chance if you can include evidence of the change of circumstance. Reference the documents in your letter and then attach them, so bring them up in the letter and show them a long side letter that you write. If the office asks for specific forms, make sure to fill those out correctly and include them as well. Also add a competing offer if applicable. Sometimes it might be appropriate to include a competing financial aid offer you received from a different school in your letter as well. Colleges like to see that you were accepted into other schools, it adds to your demand as a person. The fact that the college accepted you, means that they want you there. They have shown that interest. So, if you show that you were accepted by another school and given more money, the current school that you are appealing to will likely offer more aid if you state that in your letter and offer proof. By the way, life goes on whether it's working with investors or job offers, you will notice that this is a huge theme when it comes to building demand. People really have FOMO, the Fear of missing out, when it comes to missing opportunities, so, try to leverage that as much as you can. Next, add an exact demand. Specificity is really important, instead of just asking for more or an increase in aid, be specific in how much you and your family can pay and the gap between that, and the offer the school gave. Be prepared to compromise. Compromise is a part of life. Compromise is what made America great. So here is what makes a great financial aid appeal letter. A great financial aid appeal letter will include all of the previous points. It will be succinct and clear. Your letter should be one page max. No more than that. A great financial aid appeal letter is genuine and you should be the one writing it, not a parent or guardian. Include the steps for planning to take, or have already taken to try and make attending your dream school work. Are you taking a work study job? Have you earned scholarships? Show the office of financial aid that you are doing your best, that you are doing your part to attend. People will help those who help themselves. This will make them more likely to do their own part. A great financial aid letter is also professional and mature. After writing it, proofread and revise. Ask trusted friends and mentors, read it over for any issues with spelling, grammar or tone. Remember, financial aid officers are usually fielding a ton of questions and requests. Especially after offers go out to prospective students. You want it to be clear that you are taking your education and their time seriously. You might be asking yourself, Jason, what's a good example of a solid financial aid appeal letter? Here you go: I'll stop talking so you can read it over.

Example Appeal letter:

March 7, 2020
Mr. John Benson
Office of Financial Aid, College State University
321 Main Street
Statet Town, PA 19010

Dear Mr Benson,
Hello. I hope this letter finds you well. My name is Jane Smith. I recently received my acceptance to College State University, which has been my dream school for as long as I can remember. I am so excited and grateful for the opportunity to attend CSU! I received a financial aid package along with my acceptance, attached for reference. I am so grateful for CSU's generosity and commitment to helping all students access an amazing education.
However, I am writing to request an appeal of my initial financial aid offer. Since applying for financial aid, my family's financial situation has changed considerably. In October of 2020 my mother was laid off from her position as an office secretary. Her letter of dismissal is attached to this letter. My mother is the main income earner in our family. She is working part-time at a grocery store to make ends meet for now (pay stubs attached). The $5000 she had committed to being able to pay to help me attend CSU is simply no longer an option. I was planning on committing my money from my after-school job to help pay for tuition, but now most of my money from that job is now used towards our family expenses as well. I am able to take an extra $2000 in unsubsidized student loans to cover what I would have covered with my summer job. I have already committed to a work-study job to help pay living expenses. However, I am still $5000 short if I am to attend CSU this fall. I am committed to my education and would love to take my next steps at CSU. I hope that you will reconsider my initial financial aid offer with these new circumstances in mind. An increased financial aid offer will allow me to attend and thrive at my dream school. I am so grateful for the aid already offered, and I can't thank you enough for your time reading this letter and your consideration. Please let me know if you need any additional documentation. Feel free to reach out to me any time; my contact information is below.

Thank you for your time.
Sincerely,
Jane Smith
555-1298
Jsmith@email.com

Other Options:

Jason: Now after sending your letter and appeal it might be a good idea to look into other options as a backup. Scholarships can be a great way to bridge the gap between financial aid and what you can afford. Additionally, schools have Emergency Funds. That may be what your financial aid offer suggests/ so start doing research ahead of time to get a head start. Some students look into getting private loans that help pay for college. Be careful, private loans often have a much higher interest rate than educational loans subsidized by the government. But if you think you can pay it off and you have a solid major, then go for it. It may also be wise to start looking at other schools. Did you receive any better offers? If not, look to see if you can still apply to schools with rolling admissions to give yourself as many options as possible.

Conclusion: So one of the most stressful parts of college is often the financial side of iut. It completely makes sense if you are feeling overwhelmed and stressed about the prospect of writing a financial aid appeal letter. It can feel embarrassing, challenging and whatever else. I have been there before. Remember that you are an asset to the school, they want amazing students like you to attend your school. That's why they said yes to you. So explain clearly what you need and if they can't help remember that it's not a reflection on you. Sometimes you can't control these things. The worst thing they can say is no. That's just a part of life, no big deal. Even though writing this letter and gathering documentation may seem like a lot of work, there is a significant chance that the college will be able to offer you something even if it's not exactly what you wanted. But the college you are applying to is your dream school, it certainly is worth the effort to try. As Yoda said "Do or do not, there is no try." The most important thing in life is effort. I know you got this. Alright guys, take care and I will see you in the next video, if you like what you saw, please press like and subscribe. Our videos cover everything from college essays to test prep and planning for college. Cheers.